                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                    G CORP.
                    (formerly Gaylord Entertainment Company)
                    ----------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.01 Per Share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    36790110
                                    --------
                                 (CUSIP Number)

                            Angeline C. Straka, Esq.
             Vice President, Secretary & Associate General Counsel
                       Westinghouse Electric Corporation
                               11 Stanwix Street
                      Pittsburgh, Pennsylvania 15222-1384
                                 (412) 642-5631

    ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 1, 1997
                                ---------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b) (3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              (Page 1 of 3 Pages)


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CUSIP NO. 36790110            SCHEDULE 13D                  Page 2 of 3 Pages
                                                                 -    -
-----------------------------------------------------------------------------
    (1)   Name of Reporting Person.  S.S. or I.R.S.
          Identification No. of Above Person

          Westinghouse Electric Corporation, I.R.S.
          Identification No. 25-0877540

-----------------------------------------------------------------------------
    (2)   Check the Appropriate Box if a Member of a Group

                                               (a)      [ ]
                                               (b)      [ ]

-----------------------------------------------------------------------------
    (3)   SEC Use Only

-----------------------------------------------------------------------------
    (4)   Source of Funds
          00

-----------------------------------------------------------------------------
    (5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(D) or 2(E)
                                                         [ ]

-----------------------------------------------------------------------------
    (6)   Citizenship or Place of Organization

          Pennsylvania

-----------------------------------------------------------------------------
Number of      (7)   Sole Voting Power                       None
Shares Bene-         --------------------------------------------------------
ficially       (8)   Shared Voting Power                     None
Owned by             --------------------------------------------------------
Each Report-   (9)   Sole Dispositive Power                  None
ing Person           --------------------------------------------------------
With           (10)  Shared Dispositive Power                None

-----------------------------------------------------------------------------
    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person
               None

-----------------------------------------------------------------------------
    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                 [ ]

-----------------------------------------------------------------------------
    (13)  Percent of Class Represented by Amount in Row (11)
            0%

-----------------------------------------------------------------------------
    (14)  Type of Reporting Person       CO

     This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 20, 1997 (the "Schedule 13D") by Westinghouse Electric Corporation ("Westinghouse"). This Amendment No. 1 is filed with respect to the shares of class A common stock, par value $.01 per share, of G Corp. (formerly Gaylord Entertainment Company). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

     Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The Merger was consummated and became effective at 12:01 a.m. on October 1, 1997. The Stockholder Agreement pursuant to which Westinghouse may have been deemed to be the beneficial owner of 39,238,4331 shares of Class A Common Stock terminated pursuant to its terms at the effective time of the Merger.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to
Schedule 13D is true, complete and accurate.

October 7, 1997.

                                       Westinghouse Electric Corporation

                                       By:   /s/ Angeline C. Straka
                                            ----------------------------------
                                                Angeline C. Straka, Esq.
                                                Vice President, Secretary and
                                                Associate General Counsel


                               Page 3 of 3 Pages